December 13, 2011

Mr. Daniel L. Gordon

Branch Chief

Securities and Exchange Commission

Washington DC, 20549

Re:	Tower Park Marina Investors, L.P.
File No. 000-17672

Dear Mr. Gordon,

In response to our phone conversation with Stacie Gorman on December 12, 2011, we confirm that we will file an executed copy of the original Partnership agreement for the Registrant with our next filing with the Commission.

In addition, we also acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing

•	staff comments of changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jeffrey K. Ellis
Jeffrey K. Ellis
Vice President, Chief Financial Officer
Westrec Marina Management, Inc.
16633 Ventura Boulevard, Sixth Floor
Encino, CA 91436
(818) 907-0400 ext. 243
jeffkellis@aol.com